Filed Pursuant to Rule 433

Registration Statement No. 333-156112

April 11, 2011

GOLDEN STATE WATER COMPANY

$62,000,000 6.00% NOTES DUE 2041

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated April 11, 2011)

Issuer:	Golden State Water Company

Format:	SEC Registered

Security Type:	Senior Unsecured Notes

Expected Ratings:*	A2/A+ (Moody’s/Standard & Poor’s)

Offering Size:	$62,000,000

Trade Date:	April 11, 2011

Expected Settlement Date:	April 14, 2011 (T+3)

Maturity Date:	April 15, 2041

Coupon:	6.00%

Benchmark Treasury:	4.25% due November 15, 2040

Benchmark Treasury Yield:	4.648%

Spread to Benchmark Treasury:	+135.2 basis points

Yield to Maturity:	6.00%

Initial Public Offering Price:	100%

Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2011

Make-Whole Call:	T+25 basis points

CUSIP/ISIN:	38122YAA6/US38122YAA64

Sole Book-Running Manager:	Wells Fargo Securities, LLC

Co-Manager:	SL Hare Capital, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897.